July 5, 2024

VIA ELECTRONIC FILING

U.S. Securities and Exchange Commission

Division of Investment Management – Office of the Chief Accountant

100 F Street, NE

Washington, DC 20549

Attention: Ms. Shandy Pumphrey

Re: Baron Investment Funds Trust and Baron Select Fund’s Forms N-CSR for the fiscal years ended September 30, 2023 and December 31, 2023, respectively. File Nos. 811-05032; 811-21296.

Dear Ms. Pumphrey:

This letter is in response to comments that Baron Investment Funds Trust and Baron Select Funds (individually, a “Registrant” and collectively, the “Registrants”) received verbally from the Staff on Tuesday, June 4, 2024, in connection with the Sarbanes Oxley review of the Registrants’ Forms N-CSR for the fiscal years ended September 30, 2023 and December 31, 2023 as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”) on December 1, 2023 and March 7, 2024, respectively (the “Annual Financial Reports”).

COMMENT 1: Annual Financial Reports

Comment: Baron Real Estate Fund (the “Fund”) is classified as a diversified fund. The Staff notes that the Fund has 37% of its assets represented by positions in which the Fund has invested 5% or more of its assets. Please confirm that the Fund continues to operate as a diversified fund.

Response: The Registrant confirms that the Fund continues to operate as a diversified fund. The Fund has 37% of its assets represented by positions in which the Fund has invested 5% or more of its assets solely because of appreciation.

COMMENT 2: Annual Financial Reports

Comment: Baron FinTech Fund (the “Fund”) has been identified as a non-diversified fund; however it appears that the Fund has been operating as a diversified fund. If the Fund has been operating as a diversified fund for three continuous years, confirm that the Fund will receive shareholder approval prior to changing its status back to non-diversified.

Response: The Registrant confirms that the Fund has been operating as a diversified fund for three continuous years. The Registrant confirms that, before changing its status back to non-diversified, the Fund will seek and receive shareholder approval to do so.

COMMENT 3: Annual Financial Reports

Comment: Baron FinTech Fund’s (the “Fund”) primary benchmark index is the FactSet Global FinTech Index. Please explain how this has been deemed to be an appropriate broad-based securities market index for the Fund. Additionally, the Fund changed its primary benchmark index from the one used for the immediately preceding fiscal year. Please explain why appropriate disclosures were not included, including the reason for the change and a comparison of the fund’s annual change in the value of an investment in the hypothetical account with the new and former benchmark indexes.

Response: Although the Registrant considers the FactSet Global FinTech Index to be the Fund’s primary benchmark index, the Registrant regards the S&P 500 Index, the Fund’s secondary benchmark index, as an appropriate broad-based securities market index. It is the Registrant’s understanding that the appropriate broad-based securities market index does not need to be its primary benchmark index.

Disclosure was included in the Fund’s December 31, 2022, June 30, 2023 and December 31, 2023 annual and semi-annual reports stating that “As of February 3, 2023, the Fund has changed its primary benchmark from the S&P 500 Index to the FactSet Global FinTech Index.” While no disclosure was relating to the reason for the benchmark index change was included in the Fund’s annual and semi-annual reports, the disclosure explaining the reason for the primary benchmark index change was included in the Fund’s Supplement dated February 3, 2023 to Summary Prospectus dated April 29, 2022 (the “Supplement”). Specifically, the Supplement stated, “The Fund has changed its primary benchmark to the FactSet Global FinTech Index because the Adviser believes it better reflects the investment strategy of the Fund and it is more representative of the Fund’s investable universe.” Because the Fund’s former primary benchmark index remained as its secondary benchmark index, the comparison of the Fund’s annual change in the value of an investment in the hypothetical account for both the new and former benchmark indexes remained in the Fund’s annual and semi-annual reports. Further, because the Fund’s benchmark index change has been disclosed for a full fiscal year, the disclosure discussing the reason for the change of the Fund’s primary benchmark index will be removed from the Fund’s semi-annual financial report beginning on June 30, 2024.

COMMENT 4: Annual Financial Reports

Comment: Baron Fifth Avenue Growth Fund’s September 30, 2023 Form N-PORT lists Rivian Automotive, Inc., Series F as an equity preferred security, however it is included on the Portfolio of Investments within the common stock section. Please confirm that this security is correctly categorized in the Portfolio of Investments.

Response: The Registrant confirms that Rivian Automotive, Inc., Series F is correctly categorized in the Portfolio of Investments. The Registrant will update the categorization of Rivian Automotive, Inc., Series F on future Form N-PORT filings.

COMMENT 5: Annual Financial Reports

Comment: Baron Emerging Markets Fund’s December 31, 2023 Form N-PORT lists Pine Labs PTE. Ltd. as an equity preferred security, however it is included on the Portfolio of Investments within the private common stock section. Please confirm that this security is correctly categorized in the Portfolio of Investments.

Response: The Registrant confirms that Pine Labs PTE. Ltd. is correctly categorized in the Portfolio of Investments. The Registrant will update the categorization of Pine Labs PTE. Ltd. on future Form N-PORT filings.

COMMENT 6: Annual Financial Reports

Comment: Several of the funds hold REITs. Please consider adding disclosure to the notes to the annual financial reports noting that the distributions from REITs may be classified as dividends, capital gains or returns of capital.

Response: The Registrant will consider adding disclosure stating this in the notes to financial reports.

COMMENT 7: Annual Financial Reports

Comment: Please explain why the line graph for both Registrants does not conform to N-1A Item 27(b)7(ii)(A). All funds with greater than ten years of performance history are currently showing since inception performance instead of the previous ten years.

Response: It is the Registrants’ understanding that Form N-1A has allowed the line graph to cover periods longer than the past 10 fiscal years. The Registrants refer to page 68 of the Tailored Shareholder Reports for Mutual Funds and Exchange-Traded Funds; Fee Information in Investment Company Advertisements, Investment Company Act Release No. 34732 (Oct. 26, 2022) [87 FR 72758 (Nov. 25, 2022)], which states “Second, as proposed, the final rules remove the current instruction that allows the line graph to cover periods longer than the past 10 fiscal years.” The Registrants plan to adopt the requirement restricting the line graph to no more than 10 fiscal years in their prospective Form N-CSR filings.

COMMENT 8: Annual Financial Reports

Comment: Item 4(e)(2) of Form N-CSR for both Registrants states that 100% of the services described in each of Items 4(b) through 4(d) were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. Item 4(e)(2) of Form N-CSR describes situations when pre-approval was waived, not when pre-approval was obtained. Please confirm that this disclosure is accurate.

Response: The Registrants confirm that 0% of the services described in each of Items 4(b) through 4(d) were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. Baron Investment Funds Trust will respond to Item 4(e)(2) of Form N-CSR on prospective filings accordingly. Baron Select Funds has re-filed Form N-CSR denoting 0% of the services described in each of Items 4(b) through 4(d) were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

COMMENT 9: Annual Financial Reports

Comment: Please explain why Baron New Asia Fund is not listed on Fidelity Bond on Schedule of Other Assureds.

Response: The Registrant’s insurance carrier inadvertently omitted Baron New Asia Fund from the Schedule of Other Assureds. The insurance carrier reissued the corrected Fidelity Bond and the Registrant has re-filed Form 40-17G with the Commission.

COMMENT 10: Annual Financial Reports

Comment: The title of the individuals signing the certifications for both Registrants do not specifically include the titles Principal Executive Officer or Principal Financial Officer. Please confirm in correspondence that the individuals signing the certifications are the Principal Executive Officer and/or the Principal Financial Officer. Going forward please confirm that these titles will be included in the signed certifications.

Response: The Registrants confirm that the individuals signing the certifications are the Principal Executive Officer and the Principal Financial Officer. Baron Investment Funds Trust will use these titles on future signed certifications. Baron Select Funds has re-filed Form N-CSR using these titles and confirms that these titles will be used on future signed certifications.

COMMENT 11: Annual Financial Reports

Comment: For Baron Select Funds, Item 4(d) of the Registrant’s certification required by Item 13(a)(2) does not appear to refer to the correct time period. Item 4(d) requires the disclosure of any changes in the Registrants internal controls during the period covered by the report. It appears the current certification indicates only a quarter of the period is covered. Please file an amendment for Form N-CSR for Baron Select Funds and include the correct Form N-CSR and certifications and ensure the certifications are updated to the correct date.

Response: Baron Select Funds has re-filed the correct Form N-CSR and certifications and ensured the certifications are updated to the correct date.

COMMENT 12: Annual Financial Reports

Comment: The response for both Registrants for Item 11(b) refers to the second fiscal quarter covered by the report. In future N-CSR filings please use the language provided in Form N-CSR Item 11(b) to refer to the period covered by the report and confirm there has been no such changes to the Registrants internal controls for financial reporting that occurred during the period.

Response: Baron Investment Funds Trust will use the language provided in Form N-CSR Item 11(b) on prospective Form N-CSR filings. Baron Select Funds has used the language provided in Form N-CSR Item 11(b) and re-filed Form N-CSR accordingly.

COMMENT 13: Annual Financial Reports

Comment: In future N-CSR filings please include a response for Item 4(h) for Baron Investment Funds Trust and please include a response for Item 4(i) and 4(j) for both Registrants.

Response: Baron Investment Funds Trust will include responses for Items 4(h), 4(i), and 4(j) on prospective Form N-CSR filings. Baron Select Funds has included a response for Items 4(i) and 4(j) and re-filed Form N-CSR accordingly.

COMMENT 14: Annual Financial Reports

Comment: Both Registrants are missing Item 12. Disclosure of Proxy Voting Policies and Procedures for Closed-End Management Investment Companies.

Response: Baron Select Funds has included a response for Item 12 and re-filed Form N-CSR accordingly. Baron Investment Funds Trust will include a response for Item 12 on prospective Form N-CSR filings.

COMMENT 15: Annual Financial Reports

Comment: For Baron Select Funds please remove the hyperlink for Item 11(b). When using the current Form N-CSR, Item 13(a)(2) requires the hyperlink.

Response: Baron Select Funds has removed the hyperlink for Item 11(b) and included it within Item 13(a)(2) and re-filed Form N-CSR accordingly.

COMMENT 16: Annual Financial Reports

Comment: For Baron Select Funds, please indicate if Item 13(a)(1) is not applicable.

Response: Baron Select Funds has indicated that Item 13(a)(1) is not applicable and re-filed Form N-CSR accordingly.

Please do not hesitate to contact me at 212-583-2119 if you have any questions or require anything further.

Very truly yours,

/s/ Patrick M. Patalino

Patrick M. Patalino

General Counsel